Exhibit 99.1

MHG - Adjustment To Conversion Price Of Convertible Bond (ISIN NO0010679152)

Further to the Marine Harvest share trading ex. a NOK 1.00 dividend as from the 4th of September, the conversion price of the Company's EUR 350 million convertible bond (ISIN NO0010679152) has been adjusted.

The new conversion price is EUR 8.9774.

This information is subject of the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act